Exhibit 2: Income Statement (Twelve Months Ended December 31, 2004)

		Ch$ millions		US$ millions (1)
		31-December-04	31-December-03	31-December-04	31-December-03	% Change

Net sales		420,638	393,666	754.6	706.3	6.9%

Cost of goods sold		(202,622)	(193,934)	(363.5)	(347.9)	4.5%
	% of sales	48.2%	49.3%	48.2%	49.3%

Gross profit		218,016	199,732	391.1	358.3	9.2%
	% of sales	51.8%	50.7%	51.8%	50.7%

SG&A		(159,309)	(152,722)	(285.8)	(274.0)	4.3%
	% of sales	37.9%	38.8%	37.9%	38.8%

Operating income		58,707	47,009	105.3	84.3	24.9%
	% of sales	14.0%	11.9%	14.0%	11.9%

Non-operating result
	Financial income	111	2,592	0.2	4.7	-95.7%
	Equity in NI of rel. companies	240	20,233	0.4	36.3	-98.8%
	Other non-operating income	3,982	2,051	7.1	3.7	94.2%
	Amortization of goodwill	(2,178)	(2,273)	(3.9)	(4.1)	-4.2%
	Interest expense	(5,930)	(5,803)	(10.6)	(10.4)	2.2%
	Other non-operating expenses	(2,457)	(4,153)	(4.4)	(7.5)	-40.8%
	Price level restatement	781	1,251	1.4	2.2	-37.6%
	Currency exchange result	(726)	42	(1.3)	0.1	NM
	Total	(6,178)	13,941	(11.1)	25.0	NM

Income before taxes		52,529	60,950	94.2	109.3	-13.8%
	Income taxes	(5,899)	(5,101)	(10.6)	(9.2)	15.6%
	Tax rate	11.2%	8.4%	11.2%	8.4%

Minority interest		(1,275)	(450)	(2.3)	(0.8)	183.1%

Amort. of negative goodwill		39	42	0.1	0.1	-8.4%

Net income		45,394	55,440	81.4	99.5	-18.1%
	% of sales	10.8%	14.1%	10.8%	14.1%

Earnings per share		142.52	174.07	0.26	0.31	-18.1%
Earnings per ADR		712.61	870.33	1.28	1.56

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		37,967	39,698	68.1	71.2	-4.4%
Amortization		1,881	1,867	3.4	3.3	0.8%
EBITDA		98,555	88,574	176.8	158.9	11.3%
	% of sales	23.4%	22.5%	23.4%	22.5%

Capital expenditures		25,579	19,637	45.9	35.2	30.3%

(1) Exchange rate: US$1.00 = Ch$557.40